May 21, 2018

VIA EDGAR AND E-MAIL

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	SailPoint Technologies Holdings, Inc.
Public offering of up to 17,250,000 Common Shares
Registration Statement on Form S-1 (Registration No. 333-225077)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters expect to distribute approximately 1,100 copies of the Preliminary Prospectus dated May 21, 2018 through the date hereof, to underwriters, dealers, institutions and others.

We will comply, and have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time, on Wednesday, May 23, 2018 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS INC.
JEFFERIES LLC
RBC CAPITAL MARKETS, LLC
For themselves and as representatives of the syndicate of underwriters for the offering

By MORGAN STANLEY & CO. LLC

By:	/s/ Brett Klein
Authorized Representative

By GOLDMAN SACHS & CO. LLC

By:	/s/ Goldman Sachs & Co. LLC
Authorized Representative

By CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Shilpi Saran
Authorized Representative

By JEFFERIES LLC

By:	/s/ Scott Driggs
Authorized Representative

By RBC CAPITAL MARKETS, LLC

By:	/s/ Matthew Rein
Authorized Representative

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]